VIA U.S. MAIL

June 13, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn:    Brian Cascio
Gary Todd
Jeanne Bennett

Re:    Brunswick Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 001-01043

Dear Mr. Cascio:

This letter sets forth the response of Brunswick Corporation (the “Company”) to the Commission's comment letter dated May 31, 2013. The Company has reproduced each of the staff's comments and has provided its detailed response thereafter. The Company has reviewed this response with its external auditors, who agree with the Company's position.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Restructuring Activities, page 25

1.
We see that you have incurred restructuring and exit charges in each period and that you cite the benefits of these activities as a factor contributing to improving operating results. Please tell us how your disclosure about these charges considers the guidance from the question under SAB Topic 5-P.4. Under that guidance, the expected effects on future earnings and cash flows resulting from an exit plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should identify the income statement line items to be impacted and, in later periods, address whether anticipated savings were achieved.

Response:

The Company believes its disclosures provided in the Notes to Consolidated Financial Statements, Note 3 - Restructuring Activities and in the MD&A provide the disclosures required by ASC 420-10-50. We acknowledge that we did not include the expected impact on future earnings and cash flows resulting from the exit plan as discussed in SAB Topic 5-P-4(a-e). In future filings with the Commission, the Company will disclose this information in the MD&A.

Critical Accounting Policies, page 41

2.
You disclose: “If model changes or new product introductions create more or less than favorable market conditions, the reserve for excess and obsolete inventories may need to be adjusted.” With respect to more favorable market conditions, explain to us the substance of the accounting policy statement. Also, tell us how your policy considers the guidance from SAB Topic 5-BB and FASB ASC 330-10-35-14. Under the cited guidance, in the case of goods which have been written down below cost at the close of a fiscal year, such reduced amount is considered the cost for subsequent accounting purposes that cannot later be marked up based on changes in underlying facts and circumstances.

Response:

The Company understands that an inventory reserve recorded at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up or reversed based on changes in the underlying facts and circumstances pursuant to SAB Topic 5-BB and FASB ASC 330-10-35-14. With respect to our comment regarding model changes or new product introductions creating more or less favorable market conditions that may result in the reserve needing to be adjusted, we intended this comment to reflect the possibility that the new models or innovations could lead to additional sales or disposals of inventory which had been reserved for or could create the need for additional reserves for models being discontinued. The adjustments recorded by the Company for excess and obsolete inventory reserves solely relate to new items being added to the reserve, additional reserves to inventory already partially reserved for, or reserved inventory that has been sold or disposed of during the period. In future filings, we will revise our accounting policy to read, “If model changes, new product introductions or changes in the competitive environment create less than favorable market conditions, we may be required to provide additional reserves for excess and obsolete inventories. If market conditions improve, the Company may be able to sell previously reserved inventory at the lower cost basis for a higher price than assumed in the Company's excess and obsolete calculation.”

Item 8. Financial Statements

Consolidated Statements of Cash Flows, page 57

3.
We see that your determination of net cash flow from operating activities begins with “Net earnings (loss) from continuing operations.” Tell us how your presentation considers the guidance from FASB ASC 230-10-45-28. Under the cited guidance, net cash flows from operating activities determined under the indirect method begins with net income or loss.

Response:

We acknowledge that FASB ASC 230-10-45-28 requires that cash flows from operating activities be determined based on adjustments to net income. In future filings, we will begin our presentation of cash flows from operating activities with “net earnings (loss)” with the subsequent line adjusting for the “net loss from discontinued operations, net of tax”.

Note 2. Discontinued Operations, page 64

4.
We see that you have determined to exit the Hatteras and Cabo boat brands and that you have also determined that the planned disposition qualifies for discontinued operations presentation in your financial statements. We also note that you continue to market and sell numerous other types and brands of boats. Please tell us how you considered the implementation guidance from FASB ASC 205-20-55, particularly as it pertains to migrations of cash flows, in reaching your determination that the planned disposal qualifies for presentation as discontinued operations.

Response:

Hatteras and Cabo are separate brands within the Company's Boat segment that manufacture large yachts typically ranging from 36 feet to 105 feet in length. Cabo was acquired by the Company in 2006 and was located in Adelanto, California. Hatteras is located in New Bern, North Carolina and was acquired by the Company in 2001. In 2010, the Company consolidated the manufacturing of the Cabo brand into the New Bern location in an effort to reduce its manufacturing footprint and more effectively manage production of these premium yacht brands from a single location. As a result, Hatteras and Cabo are currently separate brands under common management in a single location manufacturing facility. None of the Company's other boat operations utilize this manufacturing facility or are under common management with Hatteras and Cabo.

In accordance with FASB ASC 205-20, Discontinued Operations, in order to qualify for discontinued operations accounting, the disposal group must meet the following criteria:

1.
The disposal group must qualify as a component of an entity. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group (i.e. have distinguishable cash flows).

The Company believes that Hatteras-Cabo qualifies as a disposal group that also qualifies as a component of an entity. We note that the operations and cash flows are clearly distinguishable from the consolidated Brunswick Corporation. As noted above, these brands are located in a single self-contained location which is not shared with any other boat brands of the Company. In addition, Hatteras-Cabo composes an isolated sub-consolidation within the underlying financial reporting of the Company which allows the financial results to be easily distinguished from the rest of the consolidated entity. Finally, Hatteras-Cabo does not purchase engines from its sister company, Mercury Marine, given the large size of these vessels which are typically powered by engines produced by other companies.

2.	Both of the following conditions are met or expected to be met by the end of the assessment period:

◦	The operations and cash flows of the business have been or will be eliminated from the ongoing operations.

As mentioned above, the Hatteras-Cabo business unit is a self-contained operation in New Bern, North Carolina that does not share its location with any of the Company's other boat business. Once the Company exits these brands, the operations and cash flows of this component are expected to be eliminated entirely from the Company's ongoing operations. Hatteras and Cabo produce yachts that are marketed and sold to high net worth customers and a customer base that is different from our other brands. We do not expect that these customers would migrate to our other boat brands as they do not offer comparable luxury sportfishing convertible and luxury motoryacht boat models. As a result, we believe the related revenues will not continue.

◦	The Company will not have any significant continuing involvement in the operations of the sold business.

Based on negotiations with potential buyers, the Company does not expect to have any significant continuing involvement in the operations of Hatteras-Cabo after the disposal transaction. The Company currently has no plans to retain an interest or be party to an arrangement with the disposed business that would enable it to exert significant influence over operating and financial policies.

Based on the criteria noted above, the Company concluded that presentation of the Hatteras and Cabo businesses as a discontinued operation and held for sale disposal group was appropriate.

Note 5. Segment information, page 73

5.	Tell us, with a view toward disclosure in future filings, how you determined that intersegment eliminations between the Marine Engine and Boat segments are at “arm's length transfer prices.”

Response:

The Company's Marine Engine segment sells engines to various boat brands within the Company's Boat segment. The intersegment pricing for these engines are based upon and consistent with selling prices to the Company's third party customers. In future filings with the Commission, we will expand our discussion to provide a more detailed explanation of the Company's determination of arm's length transfer prices.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of these matters. Please direct any questions regarding this response to my attention.

Sincerely,

/s/ ALAN L. LOWE
Alan L. Lowe
Vice President – Finance and Controller